UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 28, 2024

(Date of Report (Date of earliest event reported))

1st stREIT Office Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-4602947
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

9595 Wilshire Boulevard, Ste. 800 Beverly Hills, CA	90212
(Address of principal executive offices)	(ZIP Code)

(310) 907-5527

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Laumeier I Sale

As previously disclosed, on November 27, 2023, the Company entered into a purchase and sale agreement with BJC Health System (“BJC”) whereby BJC agreed to purchase Laumeier I, the building located in St. Louis, MO and occupied by a single tenant, Panera Bread LLC, for a purchase price of $9.9 million. The sale closed on February 27, 2024, with net proceeds after closing costs of $9.2 million which were used to paydown the outstanding loan balance with Truist Real Estate Funding LLC (the “Truist Note”) that encumbers the remainder of the Laumeier Property. The new outstanding loan balance of the Truist Note is $12,599,458. As a result of the paydown, the monthly payment to Truist which is composed of both principal and interest will decrease from $135,342 to $83,351.

In conjunction with the sale, Truist will be releasing funds to the Company that were being held as part of the cash sweep in the amount of $643,732. The Company will be using these funds to pay a portion of the Deferred Distribution Amount owed to certain limited partners that has been accruing since December 2022 and disclosed in the 253(g)(2) filed on December 12, 2022. After this paydown, the Deferred Distribution Amount will be $857,998. In addition, a portion of the tax escrow reserve will be released back to the Company in the amount of $268,136, which will be used to pay operating expenses.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s most recent Offering Statement on Form 1-A filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

1st stREIT OFFICE INC.

By:	SW Manager, LLC
Its:	Manager

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Date: February 28, 2024